UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number 0-50841
51job, Inc.
(Translation of registrant’s name into English)
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

51job, Inc. is furnishing under the cover of Form 6-K:

99.1	Notice of Annual General Meeting of Members of 51job, Inc. dated July 17, 2009

99.2	Proxy Statement for Annual General Meeting of Members of 51job, Inc.

99.3	Form of Proxy Form and Written Consent for Holders of Common Shares

99.4	Form of Voting Instruction Card to JPMorgan Chase Bank for Holders of American Depositary Shares

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51JOB, INC.
By:	/s/ Rick Yan
	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: July 30, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General Meeting of Members of 51job, Inc. dated July 17, 2009

99.2	Proxy Statement for Annual General Meeting of Members of 51job, Inc.

99.3	Form of Proxy Form and Written Consent for Holders of Common Shares

99.4	Form of Voting Instruction Card to JPMorgan Chase Bank for Holders of American Depositary Shares

4